SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996).

For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from ______________ to _________________

Commission file number 0-27754

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hub Group Employee Profit Sharing and Trust Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hub Group, Inc.

2001 Hub Group Way

Oak Brook, IL 60523

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees having administrative responsibility for the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Group Employee Profit Sharing and Trust Plan

By: /s/ Phillip D. Yeager

Phillip D. Yeager

Authorized Officer

Dated: June 22, 2023

HUB GROUP

EMPLOYEE PROFIT SHARING

AND TRUST PLAN

FINANCIAL STATEMENTS

December 31, 2022 and 2021

HUB GROUP

EMPLOYEE PROFIT SHARING AND TRUST PLAN

FINANCIAL STATEMENTS

December 31, 2022 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

Hub Group Employee Profit Sharing and Trust Plan

Oak Brook, Illinois

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Hub Group Employee Profit Sharing and Trust Plan (“the Plan”) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2022. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022 on the basis of accounting described in Note 2.

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (modified cash basis) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including the form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

\s\Crowe LLP

Crowe LLP

We have served as the Plan’s auditor since 2005.

Oak Brook, Illinois

June 22, 2023

HUB GROUP

EMPLOYEE PROFIT SHARING AND TRUST PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Modified Cash Basis)

December 31, 2022 and 2021

	2022	2021

Assets

Investments, at fair value	$188,423,083	$217,906,536

Notes receivable from participants	3,912,289	3,540,581

Total assets and net assets available for benefits	$192,335,372	$221,447,117

See accompanying notes to financial statements.

2

HUB GROUP

EMPLOYEE PROFIT SHARING AND TRUST PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(Modified Cash Basis)

Year ended December 31, 2022

Contributions
Employee	$25,563,349
Rollovers	7,786,218
Employer	5,675,001
Total contributions	39,024,568

Investment (loss) income
Net depreciation in fair value of investments	(44,441,475)
Interest and dividends	4,436,979
Total investment loss	(40,004,496)

Interest income on notes receivable from participants	159,744

Benefits paid to participants	(27,881,736)

Administrative expenses	(409,825)

Net decrease	(29,111,745)

Net assets available for benefits
Beginning of year	221,447,117

End of year	$192,335,372

See accompanying notes to financial statements.

3

HUB GROUP

EMPLOYEE PROFIT SHARING AND TRUST PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Hub Group Employee Profit Sharing and Trust Plan (“the Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General: The Plan is a defined contribution plan established by Hub Group, Inc. (the “Company”) covering all full-time and part-time employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions: Each year, participants may contribute up to 60% of pretax annual compensation, as defined in the Plan subject to certain limitations under the Internal Revenue Code (“IRC”). In addition, participants may elect to designate a portion or all of their contributions as Roth 401(k) contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants who are age fifty and over may also contribute catch up contributions as allowed under the IRC.

A one-year (1,000 hours) waiting period is required for employer contributions, with the stipulation that the employee must be on the payroll at December 31 of each year.

For the plan year ended December 31, 2022, the Company provided matching contributions equal to 50% of each participant’s pretax and/or Roth contributions up to a maximum of 3% of each participant’s qualified earnings or $9,150, whichever was less.

For the plan year ended December 31, 2021, the Company provided matching contributions equal to 50% of each participant’s pretax and/or Roth contributions up to a maximum of 3% of each participant’s qualified earnings or $8,700, whichever was less.

Catch up contributions are not eligible to be matched. The Company may also make an annual discretionary profit-sharing contribution in an amount determined by the Board of Trustees. This contribution is allocated to eligible participants at the end of the Plan year based on the ratio of a participant’s compensation to the total compensation of all participants for the Plan year. No discretionary profit-sharing contributions were made in 2022 and 2021.

Participant Accounts: Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related Company matching contributions, Company discretionary profit-sharing contributions, as well as the participant’s share of the Plan’s income and any related administrative expenses and his or her withdrawals.

Automatic Enrollment: The Plan includes a qualified automatic contribution arrangement, pursuant to which all newly eligible employees are enrolled automatically with a 6% tax-deferred contribution rate, unless the employee elects otherwise. These contributions are invested in the Plan’s default investment option. Employees may opt out of the automatic enrollment, stop contributions, modify their contribution rate, or change investment elections at any time.

Vesting: Participants are immediately vested in their contributions and employer contributions plus earnings thereon. Any forfeitures that arise are used to pay plan expenses or to reduce the employer matching contribution. As of December 31, 2022 and 2021, $21,657 and $27,009 of forfeitures were available to pay expenses or offset future employer contributions, respectively.

(Continued)

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HUB GROUP

EMPLOYEE PROFIT SHARING AND TRUST PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Payment of Benefits: On termination of service due to death, disability, retirement or termination of service due to other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or installment payments. A participant may also elect to withdraw his or her rollover contributions. Active participants may also take distributions from the plan upon attainment of the age of 59 1/2.

Hardship Withdrawals: Subject to approval by Fidelity Investments Institutional Operations Company, Inc. (the “Recordkeeper”), participants may withdraw their employee pretax contributions, to satisfy immediate and heavy financial needs, as determined by the Plan agreement.

Investment Options: Participants direct the investment of their contributions and Company contributions into various investment options including Company common stock, certain mutual fund investments, a stable value fund, a collective investment trust and a self-directed brokerage account option offered by the Plan. The self-directed brokerage account includes certificates of deposit, common stock and mutual funds. Participants are able to change their investment elections on a daily basis.

Notes Receivable from Participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates. Principal and interest are paid ratably through payroll deductions over periods ranging up to 120 months (i.e., mortgage).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements have been prepared using the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under the modified cash basis of accounting, investments are recorded at fair value, interest and dividend income are recognized when received and benefit payments and contributions are recorded as the cash is paid or received. Administrative expenses are recorded when paid.

If the Plan’s financial statements had been prepared using the accrual basis of U.S. generally accepted accounting principles, $6,621,799 and $5,691,274 of employer contributions receivable would have been recorded in the statements of net assets available for benefits as of December 31, 2022 and 2021, respectively. There was no liability for excess contributions refundable at both December 31, 2022 and 2021.

Use of Estimates: The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation: Investments are stated at fair value (see Note 3). Purchases and sales are recorded on a settlement-date basis. Net appreciation (depreciation) includes the plan’s gains and losses on investments bought and sold as well as held during the year.

(Continued)

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HUB GROUP

EMPLOYEE PROFIT SHARING AND TRUST PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties: The Plan provides for investments in Company common stock, a stable value fund, a collective investment trust, certificates of deposit and mutual funds that, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants’ individual account balances.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Administrative Expenses: The majority of administrative expenses are paid by the Company.

NOTE 3 - FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

Mutual funds, Company common stock and self-directed brokerage accounts: The fair values of mutual fund investments, Company common stock and brokerage accounts are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Money market deposit accounts: Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (Level 2 inputs).

(Continued)

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HUB GROUP

EMPLOYEE PROFIT SHARING AND TRUST PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)

Collective investment trusts: Valued at net asset value (“NAV”) of the units in the Franklin Small Cap Value Fund and the Wilmington Trust, N.A. Collective Investment Funds. The NAV, as provided by the fund trustee, is used as a practical expedient to estimate fair value. The NAV is based on fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for a different amount than the reported NAV. Participant transactions may occur daily with no redemption restrictions. Plan sponsor directed withdrawals may be subject to a five day written notice requirement.

Stable value fund: The fair values of participation units in the stable value collective trust fund are based on the net asset values per unit. Units of participation are redeemable upon receipt of unitholder’s instruction based on the next determined net asset value per unit. Net asset value per unit is determined each business day.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2022
	Quoted Prices In	Significant
	Active Markets	Other	Significant
	For Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Investments:
Mutual funds	$158,795,792	$-	$-	$158,795,792
Company common stock	6,830,099	-	-	6,830,099
Self-directed brokerage accounts	6,746,161	-	-	6,746,161
Money market deposit account	-	213,236	-	213,236
	$172,372,052	$213,236	$-	$172,585,288

Collective investment trusts*				14,583,174
Stable value fund *				1,254,621

Total investments				$188,423,083

(Continued)

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HUB GROUP

EMPLOYEE PROFIT SHARING AND TRUST PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)

	Fair Value Measurements at December 31, 2021
	Quoted Prices In	Significant
	Active Markets	Other	Significant
	For Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Investments:
Mutual funds	$197,385,276	$-	$-	$197,385,276
Company common stock	9,167,418	-	-	9,167,418
Self-directed brokerage accounts	8,284,311	-	-	8,284,311
Money market deposit account	-	278,417	-	278,417
	$214,837,005	$278,417	$-	$215,115,422

Collective investment trust*				1,347,496
Stable value fund *				1,443,618

Total investments				$217,906,536

* Investments measured at fair value using net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the hierarchy tables for such investments are intended to permit reconciliation of the fair value hierarchy to the investments at fair value line item presented in the statements of net assets available for benefits.

NOTE 4 - TAX STATUS

The Plan is a Nonstandardized 401(k) Profit Sharing Prototype Plan (“Prototype Plan”) sponsored by Fidelity Management and Research Company and adopted by the Company. The Prototype Plan obtained its latest opinion letter on June 30, 2020, in which the Internal Revenue Service (“IRS”) stated that the Prototype Plan, as then designed, follows the applicable requirements of the Internal Revenue Code. The Plan has not requested its own determination letter from the IRS. The Plan has been amended. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRS. Therefore, the Plan administrator believes that the Plan is qualified and that the related trust was tax exempt as of the financial statement dates.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Department of Labor or the Internal Revenue Service under the modified cash basis of accounting, the Plan would disclose, rather than recognize the liability. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain tax positions taken or expected to be taken that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2019.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account balances.

(Continued)

8

HUB GROUP

EMPLOYEE PROFIT SHARING AND TRUST PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2022 and 2021

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Party-in-interest transactions are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company, and certain others. The Plan invests in shares of stable value funds and mutual funds managed by the Trustee or an affiliate of the Trustee, which qualify as party-in-interest transactions.

The Plan also allows loans to participants. At December 31, 2022 and 2021, the Plan had $3,912,289 and $3,540,581, respectively, in participant loans, which qualify as party-in-interest transactions.

Fees paid by the Plan to the Trustee or an affiliate of the Trustee for recordkeeping, administration, loan set-up, loan maintenance, short-term redemption fees and other charges amounted to approximately $409,825 for the year ended December 31, 2022. Investment management fees and operating expenses charged to the Plan for investments are deducted from income earned on investments and are not separately reflected. Consequently, investment management fees and operating expenses paid to parties in interest are reflected as a reduction of investment return for such investments.

At December 31, 2022 and 2021, the Plan had $6,830,099 and $9,167,418, respectively, invested in Company stock through a unitized investment fund managed by the Trustee. The Plan held 85,924 and 108,825 shares of Company stock as of December 31, 2022 and 2021, respectively.

These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

NOTE 7 – SUBSEQUENT EVENT

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events and has determined that no significant events occurred after December 31, 2022 that would have a material impact on its financial statements.

9

SUPPLEMENTAL SCHEDULE

HUB GROUP

EMPLOYEE PROFIT SHARING AND TRUST PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR) (MODIFIED CASH BASIS)

December 31, 2022

Name of plan sponsor: Hub Group, Inc.
Employer identification number: 36-4007085
Three-digit plan number: 001

	(b)	(c)		(e)
	Identity of Issue, Borrower,	Description of Investment Including Maturity Date	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Cost	Value

		Stable Value Fund
*	Fidelity Management Trust Company	Fidelity Managed Income Portfolio	**	$1,254,621

		Collective Investment Trust
	Franklin	WT Frln Sm Cap Val	**	$111,507
	Wilmington Trust, N.A.	Intl Growth II R1	**	3,888,462
	Wilmington Trust, N.A.	Large Cap Value II R1	**	4,462,947
	Wilmington Trust, N.A.	Mid Cap Value R1	**	4,688,811
	Wilmington Trust, N.A.	Small Cap Gr II R1	**	362,418
	Wilmington Trust, N.A.	Core Plus Bond II R	**	1,069,029
		Total collective trusts		$14,583,174

		Participant Individual Brokerage Accounts
*	Fidelity Investments	Self-Directed Brokerage Accounts	**	$6,746,161

		Mutual Funds
	American Funds	Af Balanced R6	**	$2,347,852
	Blackrock	Blkrk High Yld BD K	**	70,929
	Blackrock	Blkrk LP IDX 2025 K	**	11,307,645
	Blackrock	Blkrk LP IDX 2030 K	**	13,455,074
	Blackrock	Blkrk LP IDX 2035 K	**	13,669,186
	Blackrock	Blkrk LP IDX 2040 K	**	12,768,282
	Blackrock	Blkrk LP IDX 2045 K	**	10,732,722
	Blackrock	Blkrk LP IDX 2050 K	**	13,536,919
	Blackrock	Blkrk LP IDX 2055 K	**	12,450,530
	Blackrock	Blkrk LP IDX 2060 K	**	4,489,282
	Blackrock	Blkrk LP IDX 2065 K	**	515,416
	Blackrock	Blkrk LP IDX Rtmt K	**	5,928,365
	Carillon	E Mid Cap Gr R6	**	2,779,321
	Franklin	Fkln Convrtbl Sec R6	**	1,506,348
	Franklin	Fkln Utilities R6	**	464,598
	Goldman Sachs	GS Infl Pro Secs R6	**	402,915
	JP Morgan	JPM Emrg Mkts EQ R6	**	1,216,131
	JP Morgan	JPM LG Cap Growth R6	**	21,609,967
	PGIM (Prudential)	Pgim Glb Tot Rtn R6	**	7,471
	Pimco	Pim Divers Inc Inst	**	363,671
*	Fidelity Investments	Fid 500 Index	**	14,260,200
*	Fidelity Investments	Fid Govt Mmkt K6	**	4,941,567
*	Fidelity Investments	Fid Inv Gr Bd	**	2,745,190
*	Fidelity Investments	Fid Intl Index	**	1,491,066
*	Fidelity Investments	Fid Mid Cap Idx	**	649,951
*	Fidelity Investments	Fid Real Estate Idx	**	888,207
*	Fidelity Investments	Fid Sm Cap Idx	**	2,474,092
*	Fidelity Investments	Fid US Bond Idx	**	1,722,895
		Total mutual funds		$158,795,792

See Independent Auditor’s Report.

(Continued)

10

HUB GROUP

EMPLOYEE PROFIT SHARING AND TRUST PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR) (MODIFIED CASH BASIS)

December 31, 2022

Name of plan sponsor: Hub Group, Inc.
Employer identification number: 36-4007085
Three-digit plan number: 001

	(b)	(c)		(e)
	Identity of Issue, Borrower,	Description of Investment Including Maturity Date	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, Collateral, Par or Maturity Value	Cost	Value

		Common Stock
*	Hub Group, Inc.	Hub Group, Inc. Common Stock	**	$6,830,099

		Money Market
*	Fidelity Investments	Money Market Fund	**	$213,236

		Other
*	Participant Loans	Notes receivable from participants maturing through
		2032 with interest rates from 4.25% to 7.25%	**	$3,912,289

				$192,335,372

* Represents a party-in-interest investment

** Investment is participant directed.  Cost disclosure is not required.

See Independent Auditor’s Report.

11